Exhibit D-6

7590-01-P

UNITED STATES OF AMERICA

NUCLEAR REGULATORY COMMISSION
In the Matter of	)	Docket No. 50-382
)
ENTERGY LOUISIANA, INC.	)
ENTERGY OPERATIONS, INC.	)	License No. NPF-38
)
(Waterford Steam Electric Station, Unit 3))

ORDER APPROVING TRANSFER OF LICENSE AND CONFORMING AMENDMENT

I.

Entergy Louisiana, Inc. (ELI) is the owner of Waterford Steam Electric Station, Unit 3 (Waterford 3), located in St. Charles Parish, Louisiana. Entergy Operations, Inc. (EOI), is the licensed operator of Waterford 3. They are the holders of Facility Operating License No. NPF-38, which authorizes operation of Waterford 3, issued by the Nuclear Regulatory Commission (NRC or the Commission). The license authorizes ELI to possess, and EOI to use and operate, Waterford 3.

II.

By application dated July 20, 2005, as supplemented September 14, 2005, EOI, acting on behalf of itself and ELI, requested approval by the NRC of the transfer of Facility Operating License No. NPF-38 for Waterford 3 from ELI to Entergy Louisiana, LLC (ELL). (The initial application and the supplement are hereinafter referred to as "the application" unless otherwise indicated.) EOI also requested approval of a conforming license amendment to reflect the transfer. The conforming license amendment would replace references to ELI with ELL. The application requested approval of the transfer of Facility Operating License and Materials License No. NPF-38 for Waterford 3, held by ELI and EOI, and approval of a conforming amendment, pursuant to Title 10 of the Code of Federal Regulations, Sections 50.80 and 50.90. The transfer is associated with the restructuring of ELI from a Louisiana corporation to a Texas limited liability company, ELL. EOI will continue to operate Waterford 3, and the proposed restructuring will not affect the technical or financial qualifications of ELL or EOI.

Notice of consideration of approval and an opportunity for a hearing was published in the Federal Register on October 17, 2005 (70 FR 60374). No hearing requests or written comments were received. The supplemental letter dated September 14, 2005, provided additional information that clarified the application, did not expand the scope of the application as originally noticed, and did not affect the applicability of the generic no significant hazards consideration determination.

Pursuant to 10 CFR 50.80, no license, or any right thereunder, shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. After reviewing the information in EOI's application and other information before the Commission, and relying upon the representations and agreements contained in the application, the NRC staff has determined that ELL is qualified to hold the license for Waterford 3 and that the transfer of the license to ELL, as previously described herein, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth below. The NRC staff has further found that the application for the proposed license amendment complies with the standards and requirements of the Atomic Energy Act of 1954, as amended, and the Commission's rules and regulations set forth in 10 CFR Chapter 1; the facility will operate in conformity with the application, the provisions of the Act, and the rules and regulations of the Commission; there is reasonable assurance that the activities authorized by the proposed license amendment can be conducted without endangering the health and safety of the public and that such activities will be conducted in compliance with the Commission's regulations; and the issuance of the proposed license amendment will not be inimical to the common defense and security or the health and safety of the public. The NRC staff finds the issuance of the proposed amendment will be in accordance with 10 CFR Part 51 of the Commission's regulations and all applicable requirements have been satisfied. The foregoing findings are supported by a safety evaluation dated December 2, 2005.

III.

Accordingly, pursuant to Sections 161b, 161i, and 184 of the Atomic Energy Act of 1954, as amended, 42 U.S.C. Sections 2201(b), 2201(i), and 2234, and 10 CFR 50.80, IT IS HEREBY ORDERED that the transfer of the license as described herein to Entergy Louisiana, LLC, is approved, subject to the following conditions:

  After receipt of all required regulatory approvals of the license transfer to Entergy Louisiana, LLC, Entergy Louisiana, Inc. shall inform the Director, Office of Nuclear Reactor Regulation, in writing of such receipt, within 5 business days, and of the date of the closing of the transfer no later than 7 business days before the date of closing. If the transfer is not completed by January 1, 2006, this Order shall become null and void, with the provision that, upon written application and for good cause shown, such date may be extended.

  At the time of the closing of the transfer of ownership of Waterford 3 and license from Entergy Louisiana, Inc. to Entergy Louisiana, LLC, the Waterford 3 decommissioning trust agreement(s) shall be amended to reflect Entergy Louisiana, LLC as the owner of all the decommissioning trust funds accumulated as of the date of the closing.

  Prior to completion of the transfer of the Waterford 3 operating license, Entergy Louisiana, LLC shall provide the Director, Office of Nuclear Reactor Regulation, satisfactory documentary evidence that it has obtained the appropriate amount of insurance required of licensees under 10 CFR Part 140, "Financial Protection Requirements and Indemnity Agreements," of the Commission's regulations.

IT IS FURTHER ORDERED that consistent with 10 CFR 2.1315(b), a license amendment that makes changes, as indicated in Enclosure 2 to the cover letter forwarding this Order, to conform the license to reflect the subject license transfer is approved. The amendment shall be issued and made effective at the time the proposed transfer is completed.

This Order is effective upon issuance.

For further details with respect to this action, see the initial application dated July 20, 2005, the supplemental letter dated September 14, 2005, and the safety evaluation dated December 2, 2005, which are available for public inspection at the Commission's Public Document Room (PDR), located at One White Flint North, 11555 Rockville Pike (first floor), Rockville, Maryland, and accessible electronically through the Agencywide Documents Access and Management System (ADAMS) Public Electronic Reading Room on the Internet on the NRC's Web site http://www.nrc.gov/reading-re/adams.htm1. Persons who do not have access to ADAMS or who encounter problems in accessing the document located in ADAMS, should contact the NRR PDR Reference Staff by telephone at 1-800-397-4209, 301-415-4737, or by email to prd@nrc.gov.

Dated at Rockville, Maryland, this 2nd day of December 2005.

                                                                FOR THE NUCLEAR REGULATORY COMMISSION

                                                                /s/ R. William Borchardt

                                                                R. William Borchardt, Deputy Director
                                                                Office of Nuclear Reactor Regulation